UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Entravision Communications Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29382R 10 7

(CUSIP Number)

Univision Communications Inc.

1999 Avenue of the Stars, Suite 3050

Los Angeles, California  90067

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29382R 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Univision Communications Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,352,729

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 24,352,729

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,352,729

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. Jerrold Perenchio

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,352,729

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 24,352,729

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,352,729

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.0%

14.	Type of Reporting Person (See Instructions) IN

PREAMBLE

This Amendment No. 7 to Schedule 13D hereby amends the Schedule 13D Amendment No. 6 filed on July 29, 2005. The filing of this Schedule 13D is not, and should not be, an admission that such Schedule 13D is required to be filed.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

On January 1, 2006, Univision Communications Inc. closed the transaction contemplated by the Asset Purchase Agreement dated July 25, 2005 by and among Univision Communications Inc., Univision Radio License Corporation, the Issuer, and Entravision Holdings, LLC and transferred 12,573,871 shares of the Issuer’s Class U common stock to the Issuer at the closing.

Item 5.	Interest in Securities of the Issuer

(a)   The aggregate number of securities to which this Schedule 13D relates is 24,352,729 shares (the “Securities”), representing approximately 29.0% of the outstanding 84,118,816 shares of the Issuer’s Class A common stock (after giving effect to the transaction described in this Schedule 13D and assuming the Issuer’s Class U common stock, but not the Issuer’s Class B common stock, are converted as of November 4, 2005, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2005). All of the Securities are shares of Class U common stock of the Issuer that are mandatorily converted into shares of Class A common stock of the Issuer in connection with any transfer by the Reporting Persons to a third party that is not an affiliate of Univision.  The conversion ratio is 1:1. The Securities represent approximately 19.8% of the Issuer’s Class A common stock assuming conversion of the Class B common stock and the exercise of outstanding options.

Mr. Perenchio may be deemed to have beneficial ownership of the Securities beneficially owned by Univision (although he specifically disclaims such beneficial ownership).  The remaining Covered Persons disclaim beneficial ownership of the Securities.

(b)   Each of the Reporting Persons has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Securities reported for it.  The remaining Covered Persons disclaim beneficial ownership of the Securities.

(c)   Except as set forth in this Schedule 13D/A, to the best of their knowledge, the Covered Persons have not effected any transaction in the Securities during the past sixty days.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 3, 2006

Univision Communications Inc.

		By:	/s/ C. Douglas Kranwinkle
C. Douglas Kranwinkle
Executive Vice President

/s/ A. Jerrold Perenchio
A. Jerrold Perenchio